SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 3)*

CCC Information Services Group Inc.

(Name of Issuer)

Common Stock, $.10 par value

(Title of Class of Securities)

12487Q198

(CUSIP Number)

COPY TO:

Tami E. Nason, Esq. Charlesbank Capital Partners, LLC 600 Atlantic Avenue Boston, MA 02210 (617) 619-5466	Larry Jordan Rowe, Esq. Ropes & Gray LLP One International Place Boston, MA 02110 (617) 951-7407

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 3, 2003

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

SCHEDULE 13D

CUSIP No. 12487Q198	Page 2 of 5 Pages

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Charlesbank Capital Partners, LLC

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 9,041,999 shares 8. Shared Voting Power — 9. Sole Dispositive Power 9,041,999 shares 10. Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,041,999 shares

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (9) 34.0%

14.	Type of Reporting Person* OO

* See instructions before filling out!

AMENDMENT NO. 3 TO

SCHEDULE 13D

CCC Information Services Group Inc.

This Amendment No. 3 hereby amends the initial Schedule 13D filed on July 10, 1998, Amendment No. 1 to the initial Schedule 13D filed on July 28, 1998 and Amendment No. 2 to the initial Schedule 13D filed on December 21, 2001. It is being filed at this time to reflect a decrease in White River Ventures’ percentage ownership of the Issuer as a result of the issuance of additional shares of Common Stock of the Issuer, as reflected in the Issuer’s filings with the Securities and Exchange Commission since White River Ventures’ previous Schedule 13D filing.

Each capitalized term used but not defined in this filing shall have the same meaning as the definition of that term in Charlesbank’s previous Schedule 13D filings.

Item 3.    Source and Amount of Funds or Other Consideration.

Item 3 is amended by adding the following thereto:

As described in Charlesbank’s Schedule 13D, Amendment No. 2 filed with the Commission on December 21, 2001, White River Ventures was obligated to purchase additional shares of Common Stock under the Purchase Agreement in the event and to the extent that the Rights Offering was undersubscribed. On December 31, 2001, White River Ventures purchased 304,800 additional shares of Common Stock in satisfaction of its remaining obligations under the Purchase Agreement for $1,676,400 (the “Standby Purchase Price”). Payment of the Standby Purchase Price was satisfied by the offset of the Standby Purchase Price against certain indebtedness owed by the Issuer to White River Ventures evidenced by a note, dated November 30, 2001, in the principal amount of $10,712,180.00.

White River Ventures’ percentage ownership of the Common Stock at the time of the purchase to which this filing relates did not increase as a result of the acquisition due to the diluting effect of transactions in the Common Stock of the Issuer that occurred during the same time period. Pursuant to the Existing Assets Management Agreement dated as of July 1, 1998 between Charlesbank, Harvard and certain individuals, Charlesbank may be deemed to have acquired beneficial ownership of the Common Stock of which White River Ventures is the direct owner.

Item 5.    Interest in Securities of the Issuer.

Item 5 is amended in its entirety to read as follows:

(a) Charlesbank is the beneficial owner of 9,041,999 shares of Common Stock (approximately 34.0% of the shares of Common Stock based upon the most recent filing of the Issuer with the Securities and Exchange Commission) which includes 346,395 shares of Common Stock subject to warrants which are currently exercisable.

To the best of Charlesbank’s knowledge and belief, none of Charlesbank’s managing members beneficially owns any shares of the Common Stock of the Issuer.

As a result of the Shareholders Agreement, described more fully in Item 6, Charlesbank may be deemed pursuant to Rule 13d-5(b)(1) to be a member of a “group” with Capricorn II. Under Rule 13d-5(b)(1), the group is deemed to have acquired beneficial ownership of all of the equity securities of the Issuer that are beneficially owned by the other members of the group.

Page 3 of 5 Pages

However, Charlesbank disclaims beneficial ownership of the Common Stock owned by Capricorn II other than the shares reported in this Statement as beneficially owned by Charlesbank.

(b) Charlesbank has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of the securities to which this Schedule 13D relates, subject to the terms of the Shareholders Agreement described more fully in Item 6.

(c) None.

(d) Harvard has full discretion to direct the receipt of dividends, if any, received from the shares of Common Stock of the Issuer beneficially owned by Charlesbank.

(e) Not applicable.

Page 4 of 5 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2003

CHARLESBANK CAPITAL PARTNERS, LLC

By:    /s/    Tami E. Nason

        Name: Tami E. Nason

        Title: Senior Vice President

Page 5 of 5 Pages